UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

REUNION INDUSTRIES, INC.
(formerly Reunion Resources Company)
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

761312-10-7
(formerly 761314-10-3)
(CUSIP Number)

DAVID JACKSON
159 LOST DISTRICT DRIVE
NEW CANAAN, CT  06840
(203) 972-6501
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐

SCHEDULE 13D
CUSIP NO. 761312-10-7

(1)	Name of reporting persons	David E. Jackson

(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☐ ☒

(3)	SEC use only

(4)	Source of funds (see instructions)	PF

(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization	United States

Number of shares beneficially owned by each reporting person with:

(7)	Sole voting power	1,591,464

(8)	Shared voting power	0

(9)	Sole dispositive power	1,591,464

(10)	Shared dispositive power	0

(11)	Aggregate amount beneficially owned by each reporting person	1,591,464

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐

(13)	Percent of class represented by amount in Row (11)	9.7%

(14)	Type of reporting person (see instructions)	IN

SCHEDULE 13D
CUSIP NO. 761312-10-7

REUNION INDUSTRIES, INC. SCHEDULE 13D

This Schedule 13D is filed by David Jackson (the “Reporting Person”).

ITEM 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Common Stock"), of Reunion Industries, Inc., a Delaware corporation (“Reunion”).  The principal executive offices of Reunion are located at 11 Stanwix Street, Suite 1400, Pittsburgh, Pennsylvania 15222.

ITEM 2.	Identity and Background.

The Reporting Person is the managing member of Kodiak International, LLC, an investment company.  He is also a director of Reunion.  The Reporting Person’s business address is 159 Lost District Drive, New Canaan, CT  06840.  The Reporting Person is a citizen of the United States.

During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The following transaction in the Common Stock by or involving the Reporting Person is reported herein:

On October 31, 2007 the Reporting Person purchased 1,546,000 shares of Common Stock for an aggregate purchase price of $386,500 in a private transaction, subject to increase, as described in the next paragraph.  This transaction is referred to herein as the “Transaction.”  The shares purchased in the Transaction are referred to herein as the “Acquired Block.”  The Reporting Person used personal funds for the purchase price.

The Reporting Person has agreed to pay Seller on August 1, 2008, as additional consideration for the Acquired Block, an amount equal to 33.33% of any increase in the value of the shares in the Acquired Block.  Such increase in value per share, if any, will be calculated by subtracting (i) $0.25 from (ii) the average closing price per share of the Common Stock for the 20 trading days preceding August 1, 2008.  Further, if, prior to August 1, 2008, (i) Reunion is sold, consummates a merger, sale of assets or share exchange, is subject to a restructuring, consummated tender offer or other transaction or event as a consequence of which the holders of the Common Stock are paid a liquidating dividend or receive other securities, cash or assets in exchange for their Common Stock (a “Company Transaction”) or (ii) if the Reporting Person sells any of the shares to an unaffiliated person (a “Buyer Sale”), the Reporting Person is obligated to pay to the Seller an amount equal to 33.33% of any increase in share value above $0.25 per share, based on the per share value reflected or implied in the Company Transaction or the Buyer Sale, as applicable, multiplied by the number of shares from the Acquired Block that are thereby sold or otherwise affected.  To the extent that any shares from the Acquired Block are not sold or affected in a Company Transaction or a Buyer Sale, the Reporting Person is obligated to pay the Seller in accordance with the first two sentences of this paragraph with respect to such shares, to the extent applicable.

SCHEDULE 13D

CUSIP NO. 761312-10-7

ITEM 4.	Purpose of the Transaction.

The purchase of Common Stock reported in Item 3 was made by the Reporting Person for investment purposes.  The Reporting Person also intends to influence the control of Reunion, inasmuch as he is a director of Reunion.  The Reporting Person may sell and buy Common Stock from time to time in the future.

As of the date hereof, the Reporting Person has no plan or proposal which relates to or would result in any of the actions described in any of sub-items a. through j. of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)           The Reporting Person directly owns, in the aggregate, 1,546,000 shares of Common Stock, or approximately 9.5%, of the issued and outstanding shares of the Common Stock (the “Outstanding Common Stock”).  In addition, the Reporting Person holds currently exercisable options and warrants to purchase a total of 45,464 shares of Common Stock.  Accordingly, the Reporting Person is the beneficial owner of a total of 1,591,464 shares of Common Stock, or 9.7% of the sum of (i) the Outstanding Common Stock plus (ii) the shares issuable upon exercise of his options and warrants.

(b)           The Reporting Person has the sole power to vote and the sole power to dispose of the shares of Common Stock beneficially owned by him; provided, however, that the shares issuable upon exercise of his options and warrants are not currently outstanding.

(c)           Except as reported in Item 3, above, there were no transactions in the Common Stock by or involving the Reporting Persons during the past 60 days.

(d)           Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Not applicable.

The remainder of this page has been left blank intentionally.

SCHEDULE 13D
CUSIP NO. 761312-10-7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 6, 2007

David E. Jackson